August 11, 2010
Via Edgar and Facsimile
Mr. Jeff Jaramillo
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
RE: NuVasive, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 000-50744
Dear Mr. Jaramillo:
     This letter responds to the comments contained in your letter dated July 30, 2010, regarding our Annual Report on Form 10-K for the year ended December 31, 2009. As our outside counsel, Mr. Nishnick of DLA Piper LLP, discussed with Mr. Jay Mumford of the Staff on August 5, 2010, due to the timing of the Company’s receipt of the Comment Letter and the filing deadline for the Company’s Form 10-Q for the quarter ended June 30, 2010 (“Second Quarter Form 10-Q”), the Company was not able to incorporate all requested revised disclosures in the Second Quarter Form 10-Q prior to its filing.
     For your convenience, we have repeated each of your comments and set forth our response immediately after each comment. All of the Company’s responses below should not be interpreted as an admission by the Company of any deficiency with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2009.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35
Results of Operations, page 39
1.	We note that your fiscal year 2009 revenue has increased by approximately 48% as compared to the previous year and noted from your disclosure only that the increase is primarily related to continued market acceptance of your products. In light of the significant increase in revenue for fiscal year 2009 as compared to the prior year, your MD&A disclosure appears broad and does not provide a thorough analysis that provides readers a view of the company through the

Mr. Jeff Jaramillo
Securities and Exchange Commission
August 11, 2010

eyes of management. When individual line items, disclosed in your statements of operations, significantly fluctuate in comparison to the comparable prior period, please quantify, and disclose the nature of each item that caused the significant change. For example, please quantify each material factor, i.e. such as price changes and/or volume changes by type of product, disclose separately the effect on operations attributable to each factor causing the aggregate change from year to year and disclose the nature of or reason for each factor causing the aggregate change. The analysis should reveal underlying material causes of the factors described and any future impact on operating results. Please consider the use of tables when quantifying changes, with narrative discussions following the tables to explain the underlying business reasons for the changes. Please incorporate the above comment to all of the disclosures in the analysis of your results of operations in MD&A in future filings. For further guidance, please refer to Item 303 and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350.

NuVasive response: In response to the Staff’s question regarding revenue, in future filings, our MD&A discussions will provide a more thorough analysis of both the quantitative factors and the underlying causes of significant fluctuations in our statement of operations in accordance with Regulation S-K Item 303, the related instructions and SEC Interpretive Release No. 33-8350. Specifically with respect to changes in aggregate revenue, we will repeat the quantitative analysis of the change that we currently provide and also provide the underlying causes of the changes, such as price changes, volume/mix changes, and, when material, currency related changes.
Item 9A. Controls and Procedures, page 47
Management’s Report on Internal Control over Financial Reporting, page 48
2.	Please revise Management’s Report on Internal Control in future filings to appropriately include a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting. We refer you to Item 308(a)(1) of Regulation S-K.

NuVasive response: In future filings, we will revise our Management’s Report on Internal Control over Financial Reporting to include a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting in accordance with Regulation S-K Item 308 (a)(1).
Item 11. Executive Compensation, page 51
3.	We note from your disclosure under “Benchmarking” that you have incorporated by reference from page 18 of your proxy statement that you target base salaries, bonuses, total cash compensation, equity compensation and total direct compensation total cash compensation for your named executive officers above the 75th percentile of your peer companies. Given that you target these elements of your compensation packages, please briefly discuss in your applicable

Mr. Jeff Jaramillo
Securities and Exchange Commission
August 11, 2010

future filings how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

NuVasive response: The Company will include a discussion of the various elements of compensation provided to named executive officers related to peer company data that we have analyzed and where actual payments under these compensation elements fell within the range. If applicable, we will also include a discussion of any of these compensation levels for our named executive officers if they are materially different from targeted levels. In 2009, in line with our compensation philosophy, the compensation levels for our named executive officers were at or above the 75th percentile and, therefore, there were not material deviations.
4.	We note from your discussion under “Base Salaries” on page 20 of the proxy statement that you have incorporated by reference into your Form 10-K that salary increases were larger than in the prior year.
a.	Please tell us and in future filings explain what perquisites were eliminated which were reflected in the increased salaries. Please also disclose why the committee decided to make this change.
NuVasive response: The perquisites that were eliminated in 2009 included automobile allowances (up to $1,000 per month) and health/fitness allowances (club initiation dues plus up to $1,000 per month). The Compensation Committee, in 2009, decided to eliminate these allowances as part of a philosophical shift to move away from providing named executive officers with perquisites or other benefits not available to all employees. The existence and the elimination of these perquisites were initially described in our proxy statement filed on April 1, 2009. Because these perquisites related to 2008 compensation and were previously disclosed, we did not include the detail of the perquisites in the discussion regarding 2009 compensation.

Mr. Jeff Jaramillo
Securities and Exchange Commission
August 11, 2010

The following table shows the actual dollar amounts of perquisites that were paid in 2008 that were eliminated in 2009 for each named executive officer due to the Compensation Committee’s decision to move away from providing benefits not available to all employees:

Name	Value of Benefits for 2008
Alexis V. Lukianov	$27,868.00
Keith C. Valentine	$26,868.00
Kevin C. O’Boyle	$25,132.00
Patrick Miles	$23,868.00
Jeffrey P. Rydin	$23,868.00
Also, provided for your convenience, is the disclosure in our proxy statement filed on April 1, 2009 discussing the existence and elimination of these perquisites:

“Historically and in 2008, the named executive officers received perquisites and other personal benefits that the Company and the Committee believe to be reasonable and consistent with our overall compensation program to better enable the Company to attract and retain superior executives for key positions. In 2008, the primary perquisites for our named executive officers are automobile allowances (up to $1,000 per month) and health/fitness allowance (club initiation dues plus up to $1,000 per month). While we still believe that these perquisites are within industry practice, the Committee, in 2009, decided to move away from providing named executive officers with perquisites or other benefits not available to all employees.”
b.	Please tell us and disclose in future filings how the committee was able to evaluate that your executives “delivered results that were well above expectations and similarly situated executives in our peer group.” For example, we note you pay base salaries were already above the 75% percentile of the company’s peers, how did the committee evaluate what executives were comparable and what “results” were used to make the comparisons.
NuVasive response: The Compensation Committee used the Company’s performance goals and judgments about each named executive officer’s contribution to those goals, as well as each named executive officer’s individual performance goals, in determining whether such named executive officer delivered results at, above or below expectations. The Company’s performance measures include financial and operational goals of the Company, including financial guidance provided by the Company in the beginning of the year. The Company has historically been very focused on revenue growth with an increasing emphasis on the achievement and expansion of profitability as a financial

Mr. Jeff Jaramillo
Securities and Exchange Commission
August 11, 2010

goal. The Company exceeded its own revenue goals established in the beginning of 2009. The performance goals are balanced with other Company goals, such as strategic and operational goals, which may include acquisitions or other investments that deliberately impact pre-existing financial goals. Along with our financial goals, customers’ satisfaction, operational goals and strategic objectives form the basis of our Company’s performance measures. Individual performance measures are determined in light of the Company’s performance measures and the ability of the named executive officer, through his or her position, to impact the goals with his or her job performance. The Compensation Committee conducts annual evaluations of the named executive officers based on these performance measures and, along with exceeding the financial expectations of the Company, the Compensation Committee determined that each named executive officer exceeded the expectations established in their performance measures.

The primary comparison that the Compensation Committee used for measuring individual results of named executive officers against similarly situated executives in peer companies is by attributing the performance of the peer companies to the named executive officers of those companies. In particular, the Compensation Committee compared our company’s growth, both in terms of size and revenues, in 2009 to its peer group. The increased revenues of the Company (from $250.1 million to $370.3 million, an increase of 48.1%) and the growth in size of the Company from the prior year placed the Company in the top quartile of its peer group. Further, in 2009, the Company exceeded its revenue guidance of $345 million to $350 million, which was provided in the beginning of 2009, by over $20 million or 5.7%. The overall performance of the peer companies, on an individual basis, is then attributed equally to each named executive officer of each peer company. When averaged over the entire peer group, the performance of the peer companies serves as a good indicator of the performance of the named executive officers of those companies.
c.	Also, in future filings, please specifically describe for each executive what the committee evaluated in determining the “performance of the individual executives.”
NuVasive response: We disclose the individual performance measures, without giving specific detail of each person’s performance measure. In response to the Staff’s comment, we will provide more detail about the factors which the Compensation Committee evaluates in determining the performance of the individual executives.
5.	We note your discussion under “Performance-Based Cash Bonuses” on page 20 and 21 of the proxy statement that you have incorporated by reference into your Form 10-K regarding the earnings per share target of $0.15 to $0.25 for the bonus pool to be funded. It is unclear how this target was set by the committee. In future filings, please disclose how the earnings per share target was used to determine the size of the bonus pool to be funded.

Mr. Jeff Jaramillo
Securities and Exchange Commission
August 11, 2010

NuVasive response: In future filings, we will disclose the factors the Compensation Committee relied on, including where applicable those factors related to internal versus external performance metrics, in setting the earnings per share target which was used to determine how the size of the bonus pool was funded to the extent that earnings per share is used as a target for the funding of the bonus pool in the future.
6.	We note from your discussion under “Performance-Based Cash Bonuses” on page 20 and 21 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed any specific targets to be achieved in order for your named executive officers to earn their additional bonuses. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.
NuVasive response: Pursuant to Item 402(b), we will disclose additional detail regarding the specific targets related to named executive officers’ bonuses in future filings without disclosing information that poses a reasonable risk of competitive harm. To the extent that specific targets or performance objectives are omitted, we will provide the disclosure required pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Below is an updated disclosure showing the specific targets that needed to be achieved in order for our named executive officers to earn additional bonuses under the bonus plan.
     “The following table shows the milestones that were achieved and triggered additional funding of the 2009 bonus pool based upon the performance of the Company:

Bonus Pool Funding*
2009 Performance Bonus Milestones*	(as a Percentage of Revenue Milestone)
$355 million or more in Revenue	1.49%
$358 million or more in Revenue	1.73%
$361 million or more in Revenue	1.97%
$364 million or more in Revenue	2.19%
$367 million or more in Revenue	2.33%
$370 million or more in Revenue	2.57%
$380 million or more in Revenue	2.76%
$390 million or more in Revenue	2.95%
$400 million or more in Revenue	3.13%

*	In addition to meeting the revenue milestone, there was an earnings per share target of $0.15 to $0.25 for the bonus pool to be funded. Missing the earnings per share target by $0.10 or more would reduce the bonus pool by $300,000.”

Mr. Jeff Jaramillo
Securities and Exchange Commission
August 11, 2010

7.	We refer to your disclosure under the caption “Equity Compensation” on page 22 of the proxy statement that you have incorporated by reference into your Form 10-K. We note minimal, if any, discussion and analysis as to how the stock option grants and restricted stock unit awards were determined. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations and restricted stock unit award determinations with respect to each named executive officer. Refer to subparagraphs (b)(I)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

NuVasive response: Pursuant to Item 402(b)(I)(iii) and (v), in future filings, we will disclose further analysis into how our Compensation Committee made its stock option grant determinations and restricted stock unit award determinations with each named executive officer.
8.	We note your disclosure in response to Item 402(s) of Regulation S-K under the caption “Management of Compensation-related Risks” on page 24 of the proxy statement that you have incorporated by reference into your Form 10-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

NuVasive response: We advise the Staff of the process the Company undertook to reach the conclusion that disclosure is not necessary under Regulation S-K Item 402(s). The “adopting release” for Item 402(s) specifically states that the “final rule does not require a company to make an affirmative statement that it has determined that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the company.” The Company’s Board undertook a review of the Company’s compensation policies for our executives and other shareowners and performed a thorough risk analysis with management and, therefore, is informed of the risks of the Company, which include operational, financial, regulatory and other risks. Based on its review and risk analysis, the Board determined that there are no compensation-related risks that are reasonably likely to have a material adverse effect on our Company. As a result, the Board determined that further risk analysis in the proxy statement disclosure was unnecessary.

Mr. Jeff Jaramillo
Securities and Exchange Commission
August 11, 2010

Financial Statements, page 60
Notes to Consolidated Financial Statements, page 66
Note 1. Organization and Significant Accounting Policies, page 66
Description of Business, page 66
9.	We see your disclosure that you operate in one business segment, but we also see several disclosures related to your different product offerings. For example, your disclosure on page I you have four different product offerings. Also, as part of your discussion in MD&A of the change in cost of sales you cite your biologic product line and explain that these products have a lower margin relative to other product lines. Please revise future filings to disclose revenue by product or disclose why this is impracticable. We refer you to FASB ASC 280-10-50-40.

NuVasive response: We will provide, in future filings, revenue by product grouping as defined by “Spine Surgery Products” and “Biologics”. As we have previously disclosed in our filings, our product portfolio is focused on applications for spine fusion surgery. Our principal product offerings include a minimally disruptive surgical platform called Maximum Access Surgery, or MAS®, as well as an emerging set of offerings in the biologics, cervical and motion preservation areas.

Based on our review of FASB ASC 280-10-50-40, we believe that our MAS product offerings, which include thoracolumbar product offerings, a set of recently developed cervical offerings and a set of motion preservation product offerings still under development, all of which are primarily used in minimally disruptive spine surgeries, are similar such that they should be appropriately grouped for this type of revenue reporting. These offerings comprise our “Spine Surgery Products” grouping. Our conclusion on grouping is based on the following additional factors:
•	the same sales force and distribution channels are used for all of these product offerings,

•	these product offerings are sold to the same class of customer,

•	these product offerings have the same or similar economic characteristics, including gross margin, and

•	these product offerings are subject to oversight by the same regulatory agencies.
We exclude Biologics from this “Spine Surgery Products” grouping on the basis of its different economic characteristics.

Mr. Jeff Jaramillo
Securities and Exchange Commission
August 11, 2010

Additionally, we will conform our discussions of product offerings throughout our future filings to be consistent with this presentation.
Inventory, page 67
10.	We see you indicate inventory is recorded in cost of goods sold based on a method that approximates cost. Please specifically tell us the cost flow assumption method utilized to relieve inventory (e.g., FIFO, average cost, etc.) and how the method utilized complies with U.S. GAAP. Also, tell us why you believe you have met the disclosure requirements of Rule 5-02 (6)(b) of Regulation S-X.

NuVasive response: In response to the Staff’s comments, we determine cost of sales using an average cost method. We will, in future filings, revise the current disclosure to “Inventory consists primarily of purchased finished goods, which includes specialized implants and disposables, and is stated at the lower of cost or market determined by a weighted average cost method.” We believe this revised disclosure meets the requirements of Rule 5-02 (6)(b) of Regulation S-X.
Reclassifications, page 72
11.	We see from your disclosure that you reclassified depreciation expense from cost of sales to sales, marketing and administrative expenses and we see that the related amounts appear to be significant. Please tell us in further detail what led to the reclassification and why you determined this reclassification was appropriate. Please cite the authoritative accounting literature upon which you based your prior and current classification of the referenced depreciation expense. Please also tell us your consideration as to whether this was a correction of an error based upon the guidance in FASB ASC 250-10.

NuVasive response: The Company’s business model initially included charging hospitals a usage fee each time our surgical instrument sets were used in surgery. In 2009, we realized a change in our ability to assess usage fees related to the use of the majority of our surgical instrument sets due to a changing competitive landscape. As a result, we were no longer able to charge usage fees for these sets as often as, or as, we had intended. Around this time, at a point when we were already reviewing our expense classifications, there were several related questions raised within the investment community. This caused us to begin thinking about our expense classification relative to depreciation for surgical instrument sets. We compared the financial statement expense classifications of our competitors to our own and noted that the classification of depreciation expense for surgical instrument sets was not entirely consistent throughout the industry. Where we were able to ascertain the treatment of this expense by others, we noted that the majority of industry participants included this expense in sales, marketing and administrative expense. Our research, which covered nine companies, included many of our industry’s leaders. Four of these included this expense in sales,

Mr. Jeff Jaramillo
Securities and Exchange Commission
August 11, 2010

marketing and administrative expense while one included it in cost of sales (similar to our classification at the time). For the remaining four, we were not able to determine their treatment from publicly available information.

Given the above, as we continued our research, we concluded the reclassification of depreciation expense for surgical instrument sets to sales, marketing and administrative expenses was appropriate because the surgical instrument sets are comprised of tools and equipment which facilitate the implantation of the Company’s spinal implants, for which implant revenue is recorded upon the sale. The Company does not currently generate significant revenue from, and no longer charges for, the usage for the majority of our surgical instrument sets and considers these sets to be fixed assets. The majority of our surgical instrument sets are provided on a loaned basis where the Company maintains title and ownership of the sets. This majority is provided at zero cost to surgeons and hospitals, irrespective of the price the surgeon or hospital pays for goods being sold, thereby serving the purpose of facilitating the sale of the Company’s implants. Regulation 210.5-03(b)(2)(a) indicates that costs and expenses applicable to sales and revenue include the cost of tangible goods sold. Our surgical instrument sets are not part of the tangible products sold nor are they used in the production of individual implant products and are not, therefore, a cost of tangible products sold. While we acknowledge that the surgical instrument sets are used in the process of generating revenue, we feel the considerations mentioned above regarding the Company’s original intent and change from that intent over time, lack of significant revenue generation for the instruments sets themselves, Company title and ownership and surgical instrument set’s “facilitation of the sale” most supports the economic nature and purpose of the surgical instrument sets being marketing related, thereby supporting the conclusion that depreciation expense for surgical instrument sets is better classified within sales, marketing and administrative expense.

The combination of the above mentioned factors- a desire for clearer comparability to our peers, a majority of industry participants utilizing sales, marketing and administrative expense and a desire to better reflect the true economic nature of the use of the surgical instrument sets- supported our conclusion on the reclassification.

As more fully discussed below, we concluded that this was not a correction of an error, but was instead, a reclassification of expenses. The prior presentation was acceptable and continues to be used in practice, although not the predominant presentation based on our research.

Our prior classification of this expense as cost of sales was acceptable based on the fact that the Company’s business model initially included charging hospitals a usage fee each time the surgical instrument set was used in a surgery. Based on the fact that we were receiving revenue in connection with the use of these sets, had an intent to continue with that practice, and that Regulation 210.5-03(b)(2) provides that expenses applicable to other revenue should

Mr. Jeff Jaramillo
Securities and Exchange Commission
August 11, 2010

be included in cost of goods sold, then the proper classification of this expense was determined to be cost of sales.

We also considered FASB ASC 250-10, Accounting Changes and Error Corrections. ASC 250-10-20 defines an accounting error as “an error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were prepared. A change from an accounting principle that is not generally accepted to one that is generally accepted is a correction of an error”.

Based on the facts surrounding our reclassification, we do not think it resulted from a misapplication of GAAP or a change from an accounting principle that is not generally accepted to one that is generally accepted. Further, we do not believe it to be the result of the oversight or misuse of facts that existed at the time the financial statements were prepared. Accordingly, we do not believe that the reclassification of this expense is a correction of an error. In addition, we do not believe that this reclassification was a change in accounting principle. There is not persuasive guidance that classifies the reclassification of expenses from one line item in the statement of operations to another line item in the statement of operations as a change in accounting principle. The reclassification is not a result of a change in the application of a policy but rather a determination that a more appropriate classification, based on the nature of the benefit provided, is the reclassified presentation. Additionally, we considered that operating income, net income and EPS were unchanged as a result of the reclassification.

We provided full and transparent disclosure of this change to our investors on our conference call, in our earnings release and in the footnotes to the audited financial statements. The financial statement footnote disclosure in our annual report on Form 10-K included the impact on prior years’ financial statements by individual line item and the press release discussing the results for the year ended December 31, 2009 included a schedule showing the impact by year.
Note 2. Business Combinations, page 72
Cervitech Inc. Acquisition, page 72
12.	We see that you recorded a significant amount of goodwill in conjunction with the purchase of Cervitech. Please revise future filings to provide a qualitative description of the factors that make up the goodwill recognized. We refer you to FASB ASC 805-30-50.

NuVasive response: In response to the Staff’s comments, in future filings, we will provide a qualitative description of the factors that make up the goodwill recognized in connection with the Cervitech acquisition in accordance with FASB ASC 805-30-50.

Mr. Jeff Jaramillo
Securities and Exchange Commission
August 11, 2010

13.	We also see from your disclosure that you allocated a significant amount of the purchase price to in-process research and development. Please revise your discussion in future filings to explain the nature of the underlying technology, how you determined the fair value of the in-process research and development, estimated completion dates, completion costs and capital requirements, as well as your related accounting. Please also discuss the risks and uncertainties associated with completing the technology.

NuVasive response: In response to the Staff’s comments, in future filings, we will provide increased disclosure around the in-process research and development (IRP&D) acquired in connection with the Cervitech acquisition.
Investment In Progentix Orthobiology, B.V., page 74
14.	Please tell us how you determined that the Remaining Shares and the Option Agreement that were entered into between NuVasive, Progentix and Progentix shareholders are not considered to be freestanding financial instruments. Further, please tell us how your accounting for the agreements as a combined unit in the consolidated financial statements as a redeemable noncontrolling interest classified as mezzanine equity complies with FASB ASC 810 or other authoritative U.S. GAAP. Please cite the accounting guidance upon which you based your accounting as classification. Finally, tell us your consideration of the need to provide a reconciliation at the beginning and the end of the period of the carrying amount of your total equity (net assets), equity (net assets) attributable to the parent, and equity (net assets) attributable to the noncontrolling interest based on the disclosure requirements of FASB ASC 810-10-50-1A.

NuVasive response: In response to the Staff’s comment, the conclusion that the Remaining Shares (Seller Shares) and the Option Agreement are not freestanding financial instruments is based on an analysis of the factors surrounding the issuance of the Options and the Seller Shares. This conclusion that the Options and the Seller Shares are a combined unit focus on the economic substance of the arrangement (which is consistent with our understanding of the FASB staff’s view) and the intention of the parties upon entering this arrangement for the Option Agreement to cause the Seller Shares to be sold to NuVasive and therefore owned by the Consolidated NuVasive Group upon completion of the Milestones. We understand that the FASB staff believes that the substance of a transaction must be considered in making the determination of “freestanding.” Whether an instrument is documented in a contract separate and apart from any other contract is not necessarily determinative. As such, we placed greater weight on the substance of the transaction and less weight on the legal form of the contractual arrangement. Specifically, the factors which support the view that the Options and the Seller Shares should be viewed as a combined unit include:
•      Physical settlement is required upon exercise of the Options and the Option Agreement details the specific equity shares that must be delivered (i.e., all and not less than all of the Seller Shares). Furthermore, Progentix has represented that it will not alter its

Mr. Jeff Jaramillo
Securities and Exchange Commission
August 11, 2010

Capital Stock, grant any options or warrants, undertake any issuance of securities, etc. There are no other shares of Progentix that could be delivered by the Sellers to satisfy the obligations under the Option Agreement. Additionally, the Sellers are the only minority shareholders of the privately held subsidiary of the Company, and the puts or call will allow or require the Sellers to transfer their shares to the Company, these options would be considered to be embedded in the Seller Shares. Therefore, the Options and the Seller Shares may be viewed as a combined unit as they are not separately exercisable from each other and upon exercise, all of the shares of Progentix will be held within the Consolidated NuVasive Group.
•      Under the provisions of the Option Agreement, the Sellers represented that they are the holder and beneficial owner of the Seller Shares on the signing date of the Agreements. Furthermore, both the Option Agreement and the Purchase Agreement, provide that the Seller may not assign its rights under the Option Agreement or the Purchase Agreement without the consent of the Company. Therefore the Seller is unable to transfer the Options and the Seller Shares to a third party or parties without the consent of the Company. As a result the Seller Shares cannot be separately transferred from the Option Agreement by the Sellers during the option period.
•      Progentix has three classes of equity shares outstanding after NuVasive’s investment, Ordinary Shares, Cumulative Class A Preference Shares and Cumulative Class B Preference Shares. All holders of the Ordinary Shares and the Cumulative Class A Preference Shares are entitled to exercise their right to put and are subject to the Company’s call right for all the Seller Shares. Therefore, given that the Options cover all of the shares of a specific class of securities and not just certain shares within a class, the Option Agreement in essence represents provisions associated with the Seller Shares notwithstanding the fact that they are documented separately.
•      Finally, ASC 480-10-S99-3A indicates in paragraph 22(a) that a redemption feature embedded in a redeemable non-controlling interest can be issued by parties (i.e., the parent) other than the issuer of the shares. Therefore, although the Company is not the issuer of the Seller Shares, the redemption feature can be combined with these shares.
We considered the factors that support the view that the Options are freestanding financial instruments and noted that these factors focus on the legal form of the arrangement and the legal structure of the Consolidated NuVasive Group. After weighing the factors that support the view that the Options and the Seller Shares should be viewed as a combined unit versus the factors that may support the view that the Options are freestanding financial instruments separate from the Seller Shares, we concluded that it is more appropriate to view the Options and the Seller Shares as a combined unit.

Mr. Jeff Jaramillo
Securities and Exchange Commission
August 11, 2010

In response to the Staff’s comment as to the classification of the redeemable non-controlling interest as mezzanine equity, we applied ASC 480-10 which addresses when redeemable securities are required to be classified outside of permanent equity (mezzanine equity) and ASR 268. ASC 480-10-S99 provides that “Although ASR 268 specifically describes and discusses preferred securities; the SEC staff believes that ASR 268 also provides analogous guidance for other redeemable equity instruments including, for example, common stock, derivative instruments, non-controlling interests, securities held by an employee stock ownership plan, and share-based payment arrangements with employees”. We concluded that since the redemption is outside of NuVasive’s control and the redemption price may be paid in cash or shares with no cap existing on the number of shares NuVasive may issue to pay the redemption price; the non-controlling interest is within the scope of ASC 480-10 and is therefore classified as mezzanine equity.

In response to the Staff’s comment regarding the disclosure requirements of ASC 810-10-50-1A(C), specifically a reconciliation of the beginning and the end of the period carrying amount of NuVasive’s total equity (net assets), equity (net assets) attributable to the parent, and equity (net assets) attributable to the non-controlling interest, we note the first two reconciliations noted are included in the Consolidated Statement of Stockholders’ Equity (due to mezzanine equity presentation of non-controlling interests). As the only change in the carrying value of the non-controlling interests was the net loss attributable to non-controlling interests for the period, which is presented on the face of the statement of operations, this reconciliation was not considered necessary. However, in future filings, we will provide a reconciliation of the beginning and end of the period carrying amount of equity (net assets) attributable to the non-controlling interest as a supplemental table in the notes to the financial statements.
Osteocel Biologics Business Acquisition, page 77
15.	We see that you also recorded a significant amount of goodwill in conjunction with the purchase of Osteocel. Please revise future filings to provide a qualitative description of the factors that make up the goodwill recognized. We refer you to FASB ASC 805-30-50.

NuVasive response: In response to the Staff’s comments, in future filings, we will provide a qualitative description of the factors that make up the goodwill recognized in connection with the Osteocel acquisition in accordance with FASB ASC 805-30-50.

Mr. Jeff Jaramillo
Securities and Exchange Commission
August 11, 2010

     As requested in your comment letter dated July 30, 2010, NuVasive, Inc. (the “Company”) hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If I can facilitate the Staff’s review, or if the Staff has any questions on the information set forth herein, please telephone me at (858) 909-1999 or Patricia Bitar at (858) 909-5294. Thank you for your time and consideration.
Sincerely,
/s/ Michael J. Lambert
Michael J. Lambert
Executive Vice President & CFO
NuVasive, Inc.
7475 Lusk Blvd
San Diego, CA 92121